 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(D)(4) of the Securities Exchange Act of 1934

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Subject Company)

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

 (Name of Persons Filing Statement)

Series A Common Shares, without par value
(in the form of American Depositary Shares, each representing seven ordinary participation certificates (or “CPOs”), each representing three Series A Common Shares)
(Title of Class of Securities)

57773A 508(1)
(CUSIP Number of Class of Securities)

Gonzalo Alarcon I.
General Counsel
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad de Santa Fe
Mexico, DF 01210
Tel +52 55 51471114
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)	CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADS represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents an economic interest in three shares of Series A Common Stock. No CUSIP number exists for the underlying CPOs or Series A Common Stock as such CPOs and shares are not traded in the United States.

Item 1. Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation (sociedad anónima bursátil de capital variable) organized and existing under the laws of the United Mexican States (“Maxcom” or the “Company”). The principal executive offices of Maxcom are located at Guillermo Gonzalez Camarena No. 2000 Colonia Centro de Ciudad de Santa Fe Mexico, DF 01210. The telephone number of Maxcom’s headquarters is +52 55 4770 1170.

The title of the class of equity securities to which this Schedule 14D-9 relates is Maxcom’s Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”). Each ADS represents seven CPOs, each of which currently represents an economic interest in three shares of Series A Common Stock.

As of July 31, 2013, there were 790,125,839 Shares issued and registered; and, as of such date, approximately 7.46% of the total number of issued and registered Shares, were represented by 2,809,387 ADSs.

Item 2. Identity and Background of Filing Person

The name, business address and business telephone number of Maxcom, the person filing this Schedule, are set forth in Item 1 above.

On August 23, 2013, the Purchasers filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the U.S. Offer. The information set forth below in this Item 2 is based solely on information contained in the Tender Offer Statement and does not purport to be a complete summary of the information contained therein. Holders of the Maxcom Securities are urged to read the Tender Offer Statement in its entirety.

This Schedule 14D-9 relates to a tender offer in the United States (the “U.S. Offer”) by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for the Trust 1387 (the “Trust”), Ventura Capital Privado, S.A. de C.V., a sociedad anónima de capital variable, organized and existing under the laws of the United Mexican States (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo” and together with the Trust, Ventura Capital and Javier, the “Purchasers”) to purchase for cash all of the outstanding Securities of Maxcom in each case held by persons who are not Mexican residents. Concurrently with the U.S. Offer, the Purchasers are offering in Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Offers”) to purchase all of the outstanding Shares and CPOs of Maxcom in each case held by persons who are Mexican residents.

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The Trust is a Mexican trust organized and existing under the laws of the United Mexican States. The Trust is represented by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, located at Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7, Colonia Lomas de Chapultepec, Mexico City, Mexico 11000 and the Trust’s telephone number at such office is: +5255 5350-3333 ext. 2228. Trust was formed under the “Contrato de Fideicomiso No. 1387” dated December 18, 2012 between the Trustee, Javier Molinar, Enrique Castillo and other beneficiaries of the Trust. Pursuant to the “Contrato de Fideicomiso No. 1387” dated December 18, 2012 between Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero (“Trustee”) and the beneficiaries of the Trust (also acting as settlors of the trust) (the “Trust Agreement”), the Trust was duly formed and the Trustee was appointed as trustee for the Trust, authorized to exercise all rights and powers vested in it thereunder and to take all actions necessary in connection with the execution and performance of the Offers and to hold, administer and manage the assets of the Trust. Under the Trust Agreement, the Trust is managed by a technical committee (the “Committee”) pursuant to the terms of Article 80 of the Mexican Financial Institutions Law (“Ley de Instituciones de Crédito”). Javier Molinar and Enrique Castillo are the only members of the Committee.

Ventura Capital is an investment advisory firm specializing in investments in Mexican companies, with offices at Bosque de Tamarindos 400B 25th floor, Bosques de las Lomas, México, D.F. 05120 and its telephone number at such office is: +5255 5003-0900. Ventura Capital was incorporated on October 29, 1998, by means of public deed before a notary public in Mexico City and is duly registered with the Public Registry of Commerce in Mexico City. The capital stock of Ventura Capital is represented by ordinary shares distributed equally between Javier Molinar and Enrique Castillo. The administration of Ventura Capital is entrusted to its board of directors, solely formed by Javier Molinar and Enrique Castillo. Pursuant to the Mandate Letter dated July 13, 2012 between Ventura Capital and Ricardo Guillermo Amtmann, Javier Molinar, Enrique Castillo and Henry Davis Signoret, Ventura Capital was appointed to act as agent on behalf of the beneficiaries of the Trust and was authorized to act on the Trust’s behalf in connection with the negotiation of the U.S. Offer and the execution of the agreements and documents thereunder.

Javier Molinar is one of the principals of Ventura Capital. His business office is at Bosque de Tamarindos 400B 25th floor, Bosques de las Lomas, México, D.F. 05120 and his telephone number at such office is: +5255 5003-0904. Javier Molinar, acting on behalf of Ventura Capital, initiated, structured and negotiated the terms and conditions of the U.S. Offer. He is a beneficial owner of the Trust and the president of its Committee.

Enrique Castillo, together with Javier Molinar, negotiated and structured the terms and conditions of the U.S. Offer. His business office is at Bosque de Tamarindos 400B 25th floor, Bosques de las Lomas, México, D.F. 05120 and his telephone number at such office is: +5255 5003-0901. Enrique Castillo is one of the principals of Ventura Capital. He is a beneficial owner of the Trust and also a member of its Committee.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Item 3, as of the date hereof, to the knowledge of Maxcom, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Maxcom or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchasers, or its respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Change of Control Agreements.

During September 2012, Maxcom entered into amended and restated employment agreements with Salvador Alvarez Valdes, its Chief Executive Officer, Gabriel Cejudo Funes, its Chief Residential Sales Officer and Yoshio Nagamatsu López, its Controller. Consummation of the transactions contemplated by the Offers would constitute a “change of control” under the amended employment agreements. The key terms of the amended employment agreements are set forth below:

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Salvador Alvarez Valdes. Mr. Alvarez’s amended employment agreement provides for a payment upon a change of control of U.S. $1.0 million. Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns from the office he had at the time the change of Control occurred, then the executive shall be entitled to receive extraordinary compensation in an amount of U.S. $1.0 million.

Gabriel Cejudo Funes. Mr. Cejudo’s amended employment agreement provides for a payment upon a change of control equal to the result obtained from multiplying the aggregate monthly salary (approximately, U.S. $16,972) of Mr. Cejudo by nine (approximately, U.S. $152,745). Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns from the office he had at the time the change of control occurred, then the executive shall be entitled to receive extraordinary compensation in an amount equal to the result obtained from multiplying the aggregate monthly salary of the executive by nine.

Yoshio Nagamatsu L. Mr. Nagamatsu’s amended employment agreement dated April 26, 2013 provides for a payment upon a change of control equal to the result obtained from multiplying the aggregate monthly salary (approximately, U.S. $15,274) of Mr. Nagamatsu by six (approximately, U.S. $91,644). Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns from the office he had at the time the change of control occurred, then the executive shall be entitled to receive extraordinary compensation in an amount equal to his current annual base salary.

Indemnification Provisions

Maxcom’s bylaws provide that none of its directors, members of committees of its board of directors or officers shall be liable to it or its stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of Maxcom’s bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision. To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.

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Maxcom’s bylaws also provide that each director, member of a committee of the board of directors and officer who is made or threatened to be made a party to a proceeding as a result of his or her provision of services to Maxcom will be indemnified and held harmless by Maxcom to the fullest extent permitted by Mexican law against all expenses and liabilities incurred in connection with service for or on behalf of us. There is doubt as to whether, under Mexican law, this indemnification will be enforceable in respect of the breach of the duty of loyalty. However, in the event that a director, officer or committee member initiated a proceeding, they will only be indemnified in connection with such proceeding if it was authorized by Maxcom’s board of directors.

Maxcom may maintain insurance policies under which its directors and certain officers are insured, subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Unless otherwise determined by Maxcom’s board of directors, expenses incurred by any of Maxcom’s directors, members of a committee or officers in defending a proceeding shall be paid by Maxcom in advance of such proceeding’s final disposition subject to Maxcom’s receipt of an undertaking, in form and substance satisfactory to Maxcom’s board of directors, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Maxcom.

The Recapitalization Agreement provides that for a period of six years from the consummation of the purchase of the Shares pursuant to the Offer, Maxcom shall, and Ventura Capital shall cause Maxcom to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of Maxcom’s and any of its subsidiaries’ certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the execution of the Recapitalization Agreement or in any indemnification agreements of Maxcom or its subsidiaries with any of their respective directors, officers or employees in effect immediately prior to execution of the Recapitalization Agreement. The Recapitalization Agreement also provides that Maxcom shall, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of Maxcom or any of its subsidiaries and each individual who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Maxcom or any of its subsidiaries, in each case against any (i) costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each indemnified party to the fullest extent permitted by applicable law; provided, however, that the person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law, to repay such advances if it is ultimately determined that such individual is not entitled to indemnification), (ii) judgments, fines, losses, claims, damages, liabilities as determined by final and non-appealable resolution by competent authority and (iii) amounts paid in settlement in connection with any action, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the consummation of the Offers. At or prior to the closing of the Offers, the Recapitalization Agreement requires Maxcom to, in consultation with the Purchasers, purchase “tail” directors’ and officers’ liability and fiduciary liability insurance policies which will provide coverage for a period of six years for Maxcom’s current and former directors and officers on substantially the same terms and conditions as the policies currently maintained by Maxcom for claims arising out of acts or conduct occurring on or before the settlement date of the Tender Offer (the “Tail Period”) and effective for claims asserted prior to or during the Tail Period (and, with respect to claims made prior to or during such period, until final resolution thereof) (the “D&O Tail Coverage”); provided, however, that in no event shall Maxcom or its successor, whether by merger, consolidation, or otherwise, expend an amount in excess of 100% of the annual aggregate premium currently paid by Maxcom for such insurance policies (the “Maximum Premium”) for each individual year of the Tail Period; provided, further, however, that if D&O Tail Coverage cannot be obtained in any given year of the Tail Period for the Maximum Premium, Maxcom shall consult with the Purchasers as to what amount should be paid to obtain D&O Tail Coverage, and the Purchasers shall have the right to direct Maxcom to obtain D&O Tail Coverage for a premium in excess of the Maximum Premium as long as the aggregate amount of all premiums payable for such D&O Tail Coverage does not exceed six times the Maximum Premium.

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The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Recapitalization Agreement does not purport to be complete and is qualified in its entirety by reference to the Recapitalization Agreement.

Beneficial ownership percentages calculated in the table below are based on 790,125,839 registered shares of Series A common stock issued and registered as of July 31, 2013.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	319,568,826	40.44%	287,131,362
Marco Viola(1)**	319,794,345	40.44%	287,356,881
Eduardo Vázquez (2)	49,966,393	6.32%	21,966,393
Jesus Gustavo Martinez (2)**	49,966,393	6.32%	21,966,393
Efrain Ruvalcaba (2)**	49,966,393	6.32%	21,966,393
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Salvador Alvarez	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
Eduardo Molina	*	*	—
All executive officers and directors as a group (14 persons)	369,760,738	46.76%	330,739,326

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

(1)	Includes shares of Series A common stock beneficially owned by the following reporting persons: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”), Nexus Partners I, LLC (“Nexus Partners”), Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the beneficial owner of 3,055,035 shares of Series A Common Stock (including 393,689 shares underlying options), or less than 0.01%% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the beneficial owner of 338,347 shares of Series A Common Stock (including 43,774 shares underlying options), or less than 0.01% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.6% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the beneficial owners of the shares beneficially owned by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

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(2)	Includes shares of Series A common shares beneficially owned, directly or indirectly, by the Vazquez Family.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

Recapitalization Agreement. On July 3, 2013, the Purchasers and Maxcom executed a written agreement (the “Recapitalization Agreement”) pursuant to which the parties agreed, among other things, to the terms of the Offer, certain conditions of the concurrent Maxcom’s and certain of its affiliates’ (collectively, the “Maxcom Debtors”) voluntary petitions under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101—1532 (the “Bankruptcy Code”) related to their joint plan of reorganization (the “Chapter 11 Plan”) and an increase in Maxcom’s capital of at least U.S. $45,000,000. The Recapitalization Agreement governs the contractual rights between Maxcom and the Purchasers in relation to the Offers. The Purchasers’ obligation to consummate the tender offer and make the capital contribution is subject to a number of conditions, including: receiving legal and regulatory approvals from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) (the “SCT”), and the Mexican Antitrust Commission (Comisión Federal de Competencia) (the “COFECO”); the absence of certain material adverse effects; the entry of an acceptable bankruptcy court confirmation order consistent with the terms of the recapitalization agreement and such order becoming final; and the capital increase allowing the Purchasers to make the capital contribution shall have been approved by Maxcom’s shareholders. The Recapitalization Agreement has been filed as an exhibit to this Schedule to provide holders of the Securities with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Recapitalization Agreement (1) were made solely for purposes of the Recapitalization Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Ventura Capital in connection with the Recapitalization Agreement, (3) will not survive consummation of the transactions contemplated therein, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Recapitalization Agreement or such other date as is specified in the Recapitalization Agreement, and (6) may have been included in the Recapitalization Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third party beneficiaries under the Recapitalization Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Recapitalization Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

This summary of the Recapitalization Agreement is qualified in its entirety by reference to the Recapitalization Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Agreements to Tender. Certain Maxcom shareholders holding approximately 44% of the Securities have agreed to tender their Securities into the Offers pursuant to the agreement to tender with Eduardo Vazquez A., Gabriel Agustin Vazquez A., Alina Georgina Carstens M., Bankamerica Investment Corporation, BAS Capital Funding Corporation, BASCFC-Maxcom Holdings I, LLC, Fleet Growth Resources, Inc. and Nexus-Maxcom Holding I, LLC (the “Agreements to Tender”). Under certain circumstances set forth therein, the Agreements to Tender may be terminated, and the shareholders who are parties to that agreement may withdraw their Securities and tender their Securities into a superior offer.

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This summary of the Agreements to Tender is qualified in its entirety by reference to the Agreements to Tender, which have been filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) to this Schedule and are incorporated herein by reference.

Escrow Agreement. On July 3, 2013, the Maxcom security holders identified under “Agreements to Tender”, Ventura Capital (acting on behalf of the beneficiaries of the Purchasers) and Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as escrow agent (the “Escrow Agent”) entered into an Amendment to the Irrevocable Mandate Letter, dated as of January 11, 2013 (the “Amendment,” and together with the Irrevocable Mandate Letter, the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Securities of such Maxcom security holders were deposited into escrow with the Escrow Agent. Ventura Capital (acting on behalf of the beneficiaries of the Purchasers) also deposited into escrow with the Escrow Agent Ps. 32,175,000 (the “Escrow Amount”) representing a fee payable by Ventura Capital in the event of a default by Ventura Capital (acting on behalf of the beneficiaries of the Purchasers) under the Recapitalization Agreement. This summary of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement, which has been filed as Exhibit (e)(8) to this Schedule and is incorporated herein by reference.

Non-Disclosure Agreement. On July 12, 2012 Javier Molinar, acting on behalf of Ventura Capital and Maxcom executed a written Non-Disclosure Agreement (the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement, the parties agreed not to divulge in any way or by any means to third parties, nor to make inappropriate use of confidential information they receive from the other party whether verbal written, in magnetic, electronic form or by any other means; to give such confidential information the same treatment they would accord to their own confidential information on the understanding, however, that such treatment should imply at least a reasonable degree of care in order to avoid the revelation or inappropriate use of the confidential information. On June 20, 2013, Javier Molinar, acting on behalf of Ventura Capital and Maxcom executed an amendment to the Non-Disclosure Agreement pursuant to which the parties agreed to extend the term of the Non-Disclosure Agreement to June 20, 2015. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) to this Schedule and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Background of the Offers

Under Mexican law, a company’s board of directors is required to determine whether a tender offer for shares of the company is fair from a financial perspective to the company’s shareholders. In addition, under Maxcom’s by-laws, Maxcom’s Board of Directors is required to approve or reject any tender offer for its Shares.

In October 2012, Javier Molinar and Enrique Castillo, acting on behalf of Ventura Capital, entered into negotiations with certain controlling security holders of Maxcom regarding the terms and conditions of the Prior Offer (as defined below).

On October 24, 2012, the Board of Directors of Maxcom held a meeting to consider the Prior Offer. At the meeting the Board of Directors of Maxcom received a description of the transactions contemplated by the Prior Offer and the drafts of the related agreements. The Board of Directors of Maxcom authorized Maxcom to continue to pursue and negotiate the terms and conditions of the Prior Offer.

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On November 5, 2012, Maxcom engaged HSBC Securities (USA) to act as its exclusive financial advisor in connection with the Prior Offer.

On December 4, 2012, Ventura Capital entered into the agreements to tender pursuant to which the controlling security holders of Maxcom agreed, subject to certain conditions, to tender their Securities in the Prior Offer.

On December 4, 2012, Maxcom’s Board of Directors unanimously approved Ventura Capital’s offer to acquire up to 100% of the issued and outstanding Securities of Maxcom at a price of Ps. 2.90 (two pesos and 90/100) per CPO. The Board of Directors of Maxcom determined that the offer was fair to the security holders of Maxcom. In addition, the Maxcom Board of Directors approved and executed the agreements to tender and the recapitalization agreement and noted that certain controlling security holders of Maxcom, holding approximately 44% of Maxcom’s outstanding Securities agreed to conditionally tender their Securities to Ventura Capital pursuant to the agreements to tender.

On December 4, 2012, Ventura Capital and Maxcom executed a written agreement pursuant to which the parties agreed, among other things, to the terms of the Prior Offer, the conditions of the concurrent offer to exchange Maxcom’s currently outstanding 11% Senior Notes due 2014 (the “Old Notes”) for new notes to be issued by the Company and an increase in Maxcom’s capital of U.S. $45,000,000.

On December 4, 2012, Maxcom publicly announced that it had received an offer from Ventura Capital to acquire for cash, at a price equal to Ps. 2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding Securities of Maxcom pursuant to a public tender to be conducted, upon authorization of the CNBV, in accordance with Article 98 of the Mexican Securities Law (Ley del Mercado de Valores). Maxcom also announced that as part of the transaction, Ventura Capital would also subscribe a capital increase of U.S. $45 million dollars.

On December 18, 2012, Trust Number 1387 (the “Trust”) was formed to purchase the Securities in the Prior Offer. Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero acts as trustee on behalf of the Trust.

On December 18, 2012, the Trust filed an initial Mexican offer documentation relating to the Prior Offer on a confidential basis with from the CNBV. On January 15, 2013, the CNBV issued comments to the documents initially filed. On February 8, 2013, the CNBV authorized the Mexican offer. On February 11, 2013, the Trust filed additional amendments to the Mexican offer documentation and, consequently, the CNBV issued an additional official writ on February 13, 2013, further authorizing the publication of the offer notice and of the Mexican offer documentation, reflecting the amendments made by the Trust. On February 20, 2013, the Trust launched simultaneous tender offers for the securities of Maxcom in the United States and Mexico (the “Prior Offer”). On March 6, 2013, Ventura Capital committed in writing pursuant to a letter from Ventura Capital to Maxcom to make a capital contribution to Maxcom in the amount of U.S. $45 million upon the closing of an offer to exchange Maxcom’s Old Notes for new notes to be issued by Maxcom. On April 25, 2013, Ventura Capital, on behalf of the Trust, announced that the Prior Offer expired and that, since the offer conditions for the acceptance for payment of the tendered securities, including the consummation of Maxcom’s debt exchange offer for all of its outstanding 11% Senior Notes due 2014 for new notes of Maxcom, were not satisfied or waived, the Prior Offer would be terminated.

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On May 23, 2013, Maxcom engaged Lazard Frères & Co. LLC (“Lazard”) and Alfaro, Dávila y Ríos, S.C. (“ADR” and together with Lazard, the “Maxcom Financial Advisors”) as its exclusive financial advisors to provide Maxcom with general restructuring advice and to advise it in any restructuring sale transaction and/or financing.

On June 6, 2013, representatives and advisors of Maxcom and advisors of the Purchasers conducted a meeting at which the preliminary terms and conditions of a potential restructuring of Maxcom and its subsidiaries were discussed.

In the following weeks, Maxcom and certain of its affiliates and their advisors engaged in extensive negotiations and discussions with the controlling security holders of Maxcom, certain institutional holders of the Old Notes, the Purchasers and their respective advisors regarding the terms of a potential restructuring of Maxcom’s obligations under the Old Notes and a potential capital contribution by the Purchasers of U.S. $45 million in exchange for newly issued Shares.

On June 18, 2013 Maxcom announced that it intended to utilize a 30-day grace period with respect to the scheduled interest payment of approximately U.S. $11 million on its 11% Senior Notes due 2014 (the “Senior Notes”) due June 17, 2012 to allow Maxcom to continue discussions with a new investor and certain institutional noteholders to recapitalize and reorganize Maxcom’s debt.

On June 20, 2013, Javier Molinar, acting on behalf of Ventura Capital, and Maxcom executed an amendment to the Non-Disclosure Agreement pursuant to which the parties agreed to extend the term of the Non-Disclosure Agreement to June 20, 2015.

On July 2, 2013, Maxcom’s Board of Directors unanimously approved Ventura Capital’s offer to acquire up to 100% of the issued and outstanding Securities of Maxcom at a price of Ps. 2.90 (two pesos and 90/100) per CPO.

On July 3, 2013, Ventura Capital, the Purchasers and Maxcom executed the Recapitalization Agreement pursuant to which the parties agreed, among other things, to the terms of the Offers, and a capital contribution to Maxcom in the amount of U.S. $45,000,000 in exchange for newly issued Shares at a price of Ps. 2.90 per CPO. In addition, on July 3, 2013, Ventura Capital, the Purchasers, Maxcom and each of the controlling security holders of Maxcom entered into the Agreements to Tender pursuant to which the controlling security holders of Maxcom holding approximately 44% of Maxcom’s outstanding Securities, agreed, subject to certain conditions, to tender their Securities in the Offers.

On July 23, 2013 (the “Petition Date”), Maxcom along with certain of its affiliates (collectively, the “Maxcom Debtors”) filed voluntary petitions under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101—1532 (the “Bankruptcy Code”) to effectuate their restructuring pursuant to a joint plan of reorganization (the “Chapter 11 Plan”). The Chapter 11 Plan, which embodies a settlement among Maxcom and its key stakeholder constituencies in a consensual transaction that will reduce Maxcom’s debt service obligations and position Maxcom for ongoing growth. The Chapter 11 Plan contemplates that (a) pursuant to the Chapter 11 Plan, Maxcom will issue step-up senior notes (the “Step-Up Senior Notes”) to the holders of the Old Notes, and (b) through parallel out-of-court transactions, the Purchasers will contribute a capital contribution to Maxcom in the amount of U.S.$45,000,000 in exchange for newly-issued Shares in reorganized Maxcom. If the bankruptcy court confirms the Chapter 11 Plan, it is expected to become effective following commencement, but prior to completion of the Offers.

On August 23, 2013 the Purchasers commenced the Offers.

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On August 23, 2013, Maxcom’s Board of Directors unanimously reaffirmed its approval of the Recapitalization Agreement and its determination that the Offers are fair to the holders of Securities of Maxcom.

Opinion of Maxcom ’s Board of Directors with respect to the Offers

For the reasons described below, Maxcom’s Board of Directors unanimously (i) as required under Mexican law and Maxcom’s by-laws with respect to the Offers, approved the Purchasers’ offer to acquire 100% of the issued and outstanding Securities of Maxcom at a price of Ps. 2.90 per CPO and determined that the terms and conditions of the Offers were fair, from a financial point of view, to holders of Securities of Maxcom and (ii) recommended that holders of the Securities accept the Offers.

Prior to the entering into the Recapitalization Agreement, the Board of Directors and Audit and Corporate Practices Committee evaluated Maxcom’s operational and financial viability. The Board of Directors concluded there is a significant risk to Maxcom’s continuing operational and financial viability due to, among other factors:

•	Maxcom’s need for additional liquidity sources;

•	Maxcom’s recent financial performance;

•	Maxcom’s low and deteriorating cash balances and liquidity ratios;

•	Maxcom’s inability to meet its debt service obligations; and

•	Maxcom’s need to make necessary investments in technology, infrastructure and maintenance of its network.

As a result, the Board of Directors and Audit and Corporate Practices Committee determined that a recapitalization of its outstanding indebtedness and additional liquidity sources were required. At the time of the Board of Directors and Audit and Corporate Practices Committee determination with respect to the Offers, Maxcom did not have alternative sources of liquidity available, and the Board of Directors and Audit and Corporate Practices Committee determined that, if the Offers and the Chapter 11 Plan were not consummated, Maxcom would experience further low and deteriorating cash balances and liquidity ratios, Maxcom would not be able to meet its debt service obligations under its existing indebtedness, and Maxcom would not have the ability to make necessary investments in technology, infrastructure and maintenance of its network. The Board of Directors and Audit and Corporate Practices Committee also determined that, if Maxcom is unable to consummate the Chapter 11 Plan and secure additional capital and liquidity offered by the Purchaser in connection with the Offers, Maxcom would have to evaluate other alternatives available to it under law to conserve its cash and restructure its debt obligations, which would likely result in deterioration of the value of the Securities.

In the course of reaching its determination, the Board of Directors and the Audit and Corporate Practices Committee considered the following material reasons, each of which, the Board of Directors believed supported its decision:

•	that the consideration of Ps.2.90 per CPO is payable in cash which allows the Company’s shareholders to immediately realize a fair value, in cash, for their investment and provides certainty of value for their Securities;

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•	the Board of Directors’ and the Audit and Corporate Practices Committee’s belief that Ps.2.90 per CPO was the highest consideration that could be obtained based on (i) historical prices and low trading volumes of the Securities prior to the Offers, (ii) the relatively inactive equity research covering the Securities, (iii) the financial performance of the Company prior to the Offers, (iv) Maxcom management’s financial projections included as an exhibit to the Chapter 11 Plan Disclosure Statement; and (v) the need to secure additional sources of capital for the future;

•	the Board of Directors and the Audit and Corporate Practices Committee’s belief that it was adequately informed about the extent to which the interests of certain directors and members of management in connection with the Offers; and

•	the valuation analysis prepared by Lazard in connection with the preparation of, and included as an exhibit to, the Disclosure Statement, dated July 3, 2013, for the Chapter 11 Plan, and a letter from Lazard to the Maxcom board of directors, dated August 23, 2013 (the “Confirmation Letter”), confirming that, as of such date and based upon and subject to the assumptions, procedures, factors, and qualifications set forth therein, the consideration of Ps.2.90 per CPO to be paid to the holders of Securities pursuant to the Offers was within the range of values for such Securities resulting from its valuation analysis. The full text of the Confirmation Letter, dated August 23, 2013, is attached hereto as Annex A and is incorporated herein by reference.

The Board of Directors and the Audit and Corporate Practices Committee also considered the following risks and potentially negative factors relating to the Offers and the other transactions contemplated thereby:

•	the risk that the Offers and the Chapter 11 Plan might not be consummated in a timely manner or at all;

•	the risks and costs to the Company if the Offers and the Chapter 11 Plan are not consummated including the diversion of management and employee attention and the potential effect on business and customer relationships; and

•	that the receipt of cash in exchange for Securities pursuant to the Offers may be a taxable transaction for income tax purposes.

The foregoing discussion of the information includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the Offers, the Chapter 11 Plan and the Recapitalization Agreement, neither the Board of Directors nor Audit and Corporate Practices Committee found it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations, rather they analyzed the transactions based upon the totality of the information presented to and considered. In addition, individual directors may have given different weights to different factors.

Intent to Tender. To the knowledge of Maxcom, after reasonable inquiry,

•	Securities representing 35,691,223 Shares beneficially owned by Mr. Vazquez will be tendered in the Offers;

•	Securities representing 315,012,912 Shares with respect to which Mr. Gliksberg, Mr. Viola, Nexus Partners, BAS Capital, BAIC, Fleet Growth Resources, BASCFC and Nexus-Maxcom Holdings may be deemed to share beneficial ownership will be tendered in the Offers pursuant to the applicable Agreements to Tender;

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•	Securities representing 1,000,002 Shares beneficially owned by Mr. Adrian Aguirre will be tendered in the Offers;

•	Securities representing 4,175,199 Shares beneficially owned by Mr. Gliksberg (including Securities representing 2,493,183 Shares with respect to which Nexus Partners, Mr. Gliksberg and Mr. Viola share beneficially ownership) will not be tendered in the Offers;

•	Securities representing 4,400,718 Shares beneficially owned by Mr. Viola (including Securities representing 2,493,183 Shares with respect to which Nexus Partners, Mr. Viola and Mr. Gliksberg share beneficially ownership) will not be tendered in the Offers;

•	Securities representing 437,463 Shares underlying options with respect to which Mr. Gliksberg, Mr. Viola, Nexus Partners, BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings may be deemed to share beneficial ownership will not be tendered in the Offers; and

•	Securities representing 4,504,515 Shares beneficially owned by Mr. Alvarez will not be tender in the Offers.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Maxcom’s Board of Directors retained the Maxcom Financial Advisors as exclusive financial advisors to the Company in connection with the Chapter 11 Plan and will receive a fee for such services, including (i) a restructuring fee, a refundable 50% which became payable upon the effectiveness of the Restructuring Support Agreement entered into in connection with the preparation of the Chapter 11 Plan and the remainder of which will become payable (and the initial 50% of which will become non-refundable) upon consummation of the reorganization contemplated by the Chapter 11 Plan, (ii) a non-refundable fee payable upon the delivery of the Confirmation Letter, which will be credited against the restructuring fee, and (iii) non-refundable monthly retainer fees, a portion of which is to be credited against the payment of the reststructuring fee. The Maxcom Financial Advisors may also receive additional or alternate fees in connection with certain sale transactions involving the sale of a minority of the Company’s assets or a minority of the equity securities or voting interests in the Company, and in connection with certain financing transactions. In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Ventura Capital and certain of their respective affiliates.

Neither Maxcom nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offers.

Item 6. Interest in Securities of the Subject Company

Except as described above in Item 3 with respect to the Agreements to Tender, to the knowledge of Maxcom, neither Maxcom nor any of its affiliates, directors or executive officers has engaged in any transactions involving the Shares during the period of sixty business days prior to the date hereof.

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Item 7. Purposes of the Transaction and Plans or Proposals

Except as described in Items 3, 4 and 7 hereof, no negotiation is being undertaken or is under way by the Company in response to the Offers that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, its affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of the Company’s assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy of the Company, or its indebtedness or capitalization.

Item 8. Additional Information to be Furnished.

Conditions to the Offer.

The Offers are subject to a number of conditions, referred to as the “Offer Conditions” including:

(i)	no change, event or development shall have occurred which would reasonably be expected to cause a material adverse effect to Maxcom;

(ii)	all the representations and warranties of Maxcom under the Recapitalization Agreement shall be true and correct (disregarding any qualifications with respect to materiality or material adverse effect) in all material respects as of the date the Purchasers commence the Offers except (x) where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate a material adverse effect and (y) representations and warranties that expressly speak only as of a specific date or time, which need only be true and correct in all material respects as of such other date or time;

(iii)	the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) shall have entered an order (the “Confirmation Order”) confirming the joint plan of reorganization of Maxcom and certain of its affiliates (the “Chapter 11 Plan), which order shall be (a) in form and substance acceptable to the Purchasers and (b) consistent in all respects with the Chapter 11 Plan and the description of the Step-Up Senior Notes as described further herein, and which order shall have become a final, non-appealable order (the “Final Order”), in accordance with the Recapitalization Agreement;

(iv)	the Recapitalization Agreement shall not have been terminated pursuant to Section 7.1 thereof; and

(v)	approvals from the CNBV, the COFECO and the SCT, required to consummate the Offers shall (i) have been obtained under conditions or restrictions that would not create a material adverse effect on the Offers or Maxcom, (ii) have not been modified in any material way that would create a material adverse effect on the Offers or Maxcom and (iii) have not been revoked.

Concurrent Plan of Reorganization.

Under the Chapter 11 Plan, Maxcom will complete a comprehensive recapitalization and debt restructuring that is expected to significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion. As of the voting deadline of July 23, 2013, over 98% in amount and over 93% in number of the holders of Old Notes that cast ballots voted to accept the Chapter 11 Plan. These preliminary results exceed the amount required for the bankruptcy court to approve the Chapter 11 Plan, subject to final review and tabulation by Maxcom’s notice, claims, and balloting agent. The restructuring is not expected to adversely affect Maxcom’s customers, employees, or vendors. Throughout the restructuring, Maxcom intends to continue business as usual. All telecommunications services will continue without change or interruption, and employees and vendors will be paid in the normal course of business.

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Pursuant to the terms of the Chapter 11 Plan, all classes of the Maxcom Debtors’ creditors are unimpaired and will be paid in full, except for the claims related to the Old Notes, which will receive (1) the Step-Up Senior Notes (which include the capitalized interest amount for unpaid interest accrued on the Old Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Old Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Chapter 11 Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Maxcom’s current equity holders pursuant to the terms of the Chapter 11 Plan. The Step-Up Senior Notes will: (a) be issued in an aggregate principal amount of U.S.$200 million, minus the amount of Old Notes held in treasury by Maxcom, plus the capitalized interest amount; (b) bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) have a maturity date of June 15, 2020; (d) be secured by the same collateral that currently secures the Old Notes; and (e) be unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C.

This summary of the Chapter 11 Plan is qualified in its entirety by reference to the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code dated July 3, 2103 and the Disclosure Statement for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code dated July 3, 2103 (the “Chapter 11 Plan Disclosure Statement”), which are incorporated herein by reference.

Preemptive Rights

Among other things, the Recapitalization Agreement provides that, subject to certain conditions, the Purchasers shall make a capital contribution to Maxcom of at least U.S. $45,000,000 and a related shareholders meeting to approve the capital increase necessary to allow for such capital contribution. Assuming the capital increase is approved by Maxcom’s shareholders and the conditions thereto are satisfied, subject to the limitations described below and the other procedures established in connection with the preemptive rights, Maxcom’s shareholders of record as of the date the notice of the preemptive rights is published will be entitled to exercise preemptive rights and subscribe and pay for additional shares on the approved terms at a price of Ps. 2.90 per CPO, or its equivalent, for a period of fifteen calendar days computed as of the day fallowing the date of publication of the corresponding resolution in the Federal Official Gazette or in one of the newspapers with a large circulation corresponding to the address of the Company the (“Subscription Period”). Such shares will not be offered, sold, delivered or transferred directly or indirectly outside of Mexico, including to the United States of America or to, or through, a U.S. Person (as such term is defined under the U.S. Securities Act of 1933, and Regulation S promulgated thereunder (the “Securities Act”)) or to any other person in any other jurisdiction outside Mexico.

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The shares being offered pursuant to such will not be offered in the United States of America or to U.S. Persons in any jurisdiction, nor in any other jurisdiction outside Mexico. Such shares and the preemptive rights offer will not be registered under the Securities Act, or pursuant to the securities laws of any state of the United States or of any other jurisdiction outside of Mexico, and may not be offered or sold in the United States or to U.S. Persons unless the shares are registered under the Securities Act and registered or qualified under applicable state law, or an exemption from the registration or qualification requirements of the Securities Act and applicable state law is available

Delisting of Securities.

Based on information provided by the Purchasers contained in the Tender Offer Statement, we understand that:

(i)	It is possible that, due to decreases in trading volume and the number of ADS holders following the purchase of ADSs pursuant to the U.S. Offer, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange (the “NYSE”). If the ADSs fail to meet the continued listing requirements, the NYSE may choose, at its discretion, to delist the ADSs, provided however, that if, as a result of the filing of the Chapter 11 Plan, Maxcom falls below any of the continued listing standards mentioned in items “iii” and “iv” of the next succeeding paragraph, Maxcom will be subject to immediate suspension and delisting by the NYSE;

(ii)	the Purchaser anticipates that Maxcom will continue to maintain its listing on the Mexican Stock Exchange following its consummation of the Offers; however, it is possible that, due to decreases in trading volume and the number of holders of Shares and CPOs following the purchase of Shares and CPOs pursuant to the U.S. Offer and the Mexican Offer, Maxcom will no longer meet the continued listing requirements of the Mexican Stock Exchange; and if Maxcom fails to meet the continued listing requirements, the Mexican Stock Exchange may choose at its discretion to suspend the quotation of the Shares and CPOs.

Possible Delisting from the New York Stock Exchange. It is possible that, due to decreases in trading volume and the number of ADS holders following the purchase of ADSs pursuant to the U.S. Offer, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange. If the ADSs fail to meet the continued listing requirements, the NYSE may choose, at its discretion, to delist the ADSs, provided however, that if, as a result of the filing of the Chapter 11 Plan, Maxcom falls below any of the continued listing standards mentioned in items “iii” and “iv” below, Maxcom will be subject to immediate suspension and delisting by the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the ADSs if, among other things, (i) the number of holders of ADSs (including beneficial holders of shares of ADSs held in the names of NYSE member organizations in addition to holders of record) should fall below 1,200 and the average monthly trading volume of shares of the ADSs for the most recent 12 months should be less than 100,000 ADSs, (ii) the number of publicly held ADSs (including the number of beneficial holders of ADSs held in the names of NYSE members organizations) should fall below 600,000 (exclusive of the holdings of officers, directors or their immediate families and other concentrated holdings of 10% or more), (iii) the average global market capitalization over a 30 trading-day period is less than US$50,000,000 and the stockholders’ equity is less than US$50,000,000, (iv) the average global market capitalization over a 30 trading-day period is less than US$15,000,000, (v) the average closing price of an ADS is less than $1.00 over a 30 trading-day period, (vi) an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and Maxcom is committed to proceed, (vii) the ADSs are no longer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) the number of holders of ADSs (including beneficial holders of ADSs held in the names of NYSE members organizations in addition to holders of record) should fall below 400.

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If the NYSE were to delist the ADSs, it is possible that the ADSs would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc.’s National Market System or other sources. However, the extent of the public market for the ADSs and the availability of such quotations would depend upon such factors as the number of stockholders or the aggregate market value of the ADSs remaining at such time, the interest in maintaining a market in the ADSs on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.

Possible Delisting from the Mexican Stock Exchange. According to the Mexican Stock Exchange, a public Mexican company must comply with the following requirements in order to maintain its registration before the National Securities Registry (the “RNV”) of the CNBV: (i) a minimum public float of 12%; (ii) at least 100 investors within the general public; (iii) the secretary of the board must inform the members of the board of directors on an annual basis of their duties and responsibilities as established by the Mexican Securities Community Ethics Code (Código de Ética Profesional de la Comunidad Bursátil Mexicana) and (iv) the company’s shares are subject to the analysis of any stock exchange, financial institution or independent analyst. If a company does not comply with these requirements, then the CNBV could require such company to submit a program to remedy its default. If the company does not comply with such program, then the Mexican Stock Exchange may temporarily suspend quotation of the company’s shares and may ultimately suspend quotation permanently. If, following the consummation of the Offers, we decide, or Maxcom is required, to delist the Shares and/or CPOs from the Mexican Stock Exchange, and there still remain securities of Maxcom outstanding other than those owned by us, then, to the extent required under Mexican regulations, prior to the deregistration of the Shares and CPOs from the RNV, and their delisting from the Mexican Stock Exchange, the Purchasers will (i) make, within 180 days following the Mexican Offer, a Deregistration Offer for any Securities outstanding other than those owned by the Purchasers and, following the expiration date of such Deregistration Offer, (ii) deposit in a trust for a period of six months the funds, in Mexican pesos, that would be required to purchase all the Shares and CPOs outstanding after such Deregistration Offer.

Market for Shares. The purchase of Shares, CPOs and ADSs pursuant to the Offers will reduce the number of Shares, CPOs and ADSs that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Shares, CPOs and ADSs held by the public.

Exchange Act Registration. The ADSs and Shares are each currently registered under the Exchange Act. Such registration may be terminated, however, upon application of Maxcom to the Commission if the ADSs and Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Maxcom to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Maxcom, such as the requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Maxcom and persons holding “restricted securities” of Maxcom to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

Margin Regulations. The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of ADSs and the number and market value of publicly held shares of ADSs, following the purchase of shares of ADSs pursuant to the U.S. Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers.

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Mexican Tender Offer Regulations

The Mexican tender offer is subject to Mexico’s Ley del Mercado de Valores or Mexican Securities Law. This law provides that any person or group that, directly or indirectly, seeks to acquire control of 30% or more of the voting shares of a company whose securities are registered with the National Securities Registry of the Comision Nacional Bancaria y de Valores or Mexican Securities Commission, as is the case with Maxcom, must make a public tender offer for all of the shares of such company in compliance with prescribed Mexican offers procedures. Pursuant to Mexican law:

•	Maxcom and legal entities controlled by it, as well as the board of directors and relevant officers of Maxcom, must abstain from carrying out acts or transactions which damage Maxcom and which have the purpose of obstructing the Offer’s development;

•	Maxcom’s board members, within ten business days after the Mexican Offer’s beginning, must, after hearing the committee which carries out functions regarding corporate practices, disclose to the investing public, by means of the stock exchange through which the company’s securities are quoted and in compliance with the terms and conditions established by such stock exchange, their opinion regarding the offer’s price and, if applicable, the conflict of interest of board members regarding the offer; and

•	Maxcom’s board members and the chief executive officer must disclose to the public, together with the opinion mentioned above, the decision to be taken in regard to Securities owned by them.

Certain Forward-Looking Statements.

This Schedule contains forward-looking statements. Statements in this Schedule that are not historical in nature are forward-looking and are not statements of fact. Forward-looking statements represent Maxcom’s beliefs and assumptions based on currently available information. In some cases you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although Maxcom believes the expectations reflected in forward-looking statements are reasonable, it does not know if these expectations will be correct. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. While it is not possible to identify all factors, Maxcom continues to face many risks and uncertainties. Among the factors that could cause Maxcom’s actual future results to differ materially from those described herein are the risks and uncertainties discussed from time to time in Maxcom’s filings with the SEC.

Should one or more of these risks materialize, if the consequences worsen, or if the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. Maxcom disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Additional Information and Where it Can be Found.

Maxcom files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting Maxcom. Attention: General Counsel, Guillermo Gonzalez Camarena No. 2000 Colonia Centro de Ciudad de Santa Fe Mexico, DF 01210; or by calling Gonzalo Alarcon, General Counsel at Tel +52 55 51471114.

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Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit Index

Exhibit No.	Description
(e)(1)	Recapitalization Agreement, dated as of July 3, 2013, by and among Ventura Capital Privado, S.A. de C.V., Maxcom Telecomunicaciones, S.A.B. de C.V. (incorporated by reference to exhibit T3.E4 to the Form T-3 filed by Purchaser on July 3, 2013).
(e)(2)	Amended and Restated Agreement to Tender, dated as of July 3, 2013, among Ventura Capital Privado, S.A. de C.V. and Nexus-Maxcom Holdings I, LLC. with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(1) o the Schedule TO filed by Purchaser on August 23, 2013).
(e)(3)	Amended and Restated Agreement to Tender, dated as of July 3, 2013, among Ventura Capital Privado, S.A. de C.V. and Bankamerica Investment Corporation with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(2) to the Schedule TO filed by Purchaser on August 23, 2013)
(e)(4)	Amended and Restated Agreement to Tender, dated as of July 3, 2013, among Ventura Capital Privado, S.A. de C.V. and BAS Capital Funding Corporation with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(3) to the Schedule TO filed by Purchaser on August 23, 2013).
(e)(5)	Amended and Restated Agreement to Tender, dated as of July 3, 2012, among Ventura Capital Privado, S.A. de C.V. and BASCFC-Maxcom Holdings I, LLC with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(4) to the Schedule TO filed by Purchaser on August 23, 2013).
(e)(6)	Amended and Restated Agreement to Tender, dated as of July 3, 2013, among Ventura Capital Privado, S.A. de C.V., and Fleet Growth Resources, Inc. with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(5) to the Schedule TO filed by Purchaser on August 23, 2013).
(e)(7)	Amended and Restated Agreement to Tender dated as of July 3, 2013, among Ventura Capital Privado, S.A. de C.V., and Eduardo Vazquez Arroyo Carstens, Gabriel Agustin Vázquez Arroyo Carstens and Alina Georgina Carstens Martínez (incorporated by reference to exhibit (d)(6) to the Schedule TO filed by Purchaser on August 23, 2013).
(e)(8)	Non-Disclosure Agreement (incorporated by reference to exhibit (e)(8) to the Schedule 14D-9 filed by Maxcom on March 5, 2013).
(e)(9)	Amendment to Non-Disclosure Agreement dated as of June 20, 2013, among Javier Molinar, acting on behalf of Ventura Capital and Maxcom Telecomunicaciones, S.A.B. de C.V.
(e)(10)	Escrow Agreement (incorporated by reference to exhibit (e)(9) to the Schedule 14D-9 filed by Maxcom on March 5, 2013).

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(e)(11)	Amendment to Escrow Agreement dated as of July 3, 2013, among the Purchasers, Ventura Capital (acting on behalf of the beneficiaries of Purchasers) and Banco Invex S.A., Institucion de Banca Multiple, and Invex Grupo Financiero, as escrow agent.
(e)(12)	Disclosure Statement for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V., et al., Chapter 11 of the Bankruptcy Code (incorporated by reference to exhibits T3E.1-T3E.9 to the Form T-3 filed by the Purchaser on July 3, 2013)
(e)(13)	Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (incorporated by reference to exhibit (d)(8) to the Schedule TO filed by Purchaser on August 23, 2013).

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

	By:	/s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Title: General Counsel

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Annex A

A-1

Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, NY 10112

August 23, 2013

The Board of Directors

Maxcom Telecomunicaciones, S.A.B. de C.V.

Guillermo Gonzalez Camarena No. 2000

Colonia Centro de Ciudad de Santa Fe

Mexico, DF 01210

To the Board of Directors:

We understand that pursuant to a Recapitalization Agreement, dated as of July 3, 2013 (the “Recapitalization Agreement”), by and among Ventura Capital Privado, S.A. de C.V. (“Ventura”), Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee for Trust Number 1387 (“Trust 1387”), Javier Molinar Horcasitas (“Molinar”), Enrique Castillo Sanchez Mejorda (“Castillo” and together with Ventura, Trust 1387 and Molinar, the “Purchasers”) and Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”), Trust 1387, an affiliate of Ventura, is offering to purchase (the “Offer”), up to 100% of the outstanding shares of the Company’s common stock, full voting rights, without par value (the “Common Shares”), regardless of whether such shares of the Company are represented by (collectively, the “Company Shares”) (A) Certificados de Participación Ordinarios (“CPO”) issued by Nacional Financiera, S.N.C. in connection with the Neutral Investment Trust No. 80526 dated October 17, 2007, each CPO representing three Common Shares, (B) American Depositary Shares (“ADS”) evidenced by American Depositary Receipts (“ADR”), each ADR representing seven CPOs, (C) Common Shares certificates or (D) any other form of security which underlying value are Common Shares at a price of Mexican Pesos (Ps$) 2.90 in cash per Maxcom CPO (the “Consideration”), as more fully described in the Offer to Purchase of the Purchasers to be dated August 23, 2013 (the “Offer to Purchase”). The terms and conditions of the Offer, including with respect to the equivalent purchase prices offered for Maxcom Common Shares and American Depositary Shares, each representing seven Maxcom CPOs (“Maxcom ADSs”), are more fully set forth in the Offer to Purchase. We understand that the Offer is being made in connection with a Joint Plan of Reorganization (the “Plan of Regorganization”) of the Company and its debtor affiliates (together, the “Debtors”) as more fully described in the Disclosure Statement, dated July 3, 2013 (the “Disclosure Statement”), for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. DE C.V. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code.

In connection with the preparation of the Plan of Reorganization, Lazard Frères & Co. LLC (“Lazard”), as investment bankers and financial advisors to the Company, at the request of the Company’s Board of Directors (the “Board”), prepared a Valuation Analysis (the “Valuation Analysis”) which, based upon the various assumptions (including that the Plan of Reorganization is approved and becomes effective) and subject to the qualifications and limitations described therein, estimated the consolidated value of the Reorganized Debtors’ operations on a debt-free basis as well as the equity value of the Reorganized Debtors, both on a going-concern basis and as of an assumed effective date of September 30, 2013. The Valuation Analysis, together with the assumptions, qualifications and limitation are set forth as Exhibit E to the Disclosure Statement. In connection with the Offer, the Board has requested that Lazard review the Valuation Analysis and confirm, as of the date hereof, that the Consideration to be paid to holders of Company Shares pursuant to the Offer is within the range of Common Share values resulting from our valuation analysis.

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Board of Directors
Maxcom Telecomunicaciones, S.A.B. de C.V.

In connection with this letter, we have (i) reviewed the Valuation Analysis and reviewed and considered the items described therein, (ii) reviewed the Recapitalization Agreement, (iii) reviewed a draft, dated August 16, 2013, of the Offer to Purchase (iv) conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, whether in connection with the delivery of this letter or the preparation of our Valuation Analysis, and we assume no liability therefor. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Board, that they have been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We have been advised that the financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us were prepared in Mexican pesos and in accordance with Mexican Financial Reporting Standards (“MFRS”) and that certain of such financial information has been converted to United States dollars and generally accepted accounting principles in the United States (“U.S. GAAP”). We have utilized certain publicly available Mexican peso to United States dollar forward exchange rate forecasts as of August 21, 2013 and have been advised by the management of the Company that such forecasts are reasonable to utilize for purposes of our analyses and views. We express no view or opinion as to any currency or exchange rate fluctuations between Mexican and United States currencies or any accounting differences between MFRS and U.S. GAAP. In addition, we have relied, without independent verification, upon the assessments of the management of the Company as to the telecommunications regulatory environment in Mexico and have assumed, with your consent, that there will be no changes to such regulatory environment that would impact Maxcom in any respect meaningful to our analyses or opinion.

Further, our conclusion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising this letter based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Company Shares may trade at any time subsequent to the announcement of the Offer nor do we express any opinion herein with respect to any other aspect of the Recapitalization Agreement or the Plan of Reorganization or as to any of the transactions contemplated by the Plan of Reorganization or the Recapitalization Agreement. We note that the closing price for the CPOs and the ADSs on August 22, 2013, as well as the average closing price for the CPOs and ADSs during the 30 day trading period ended on that date, exceeded the Consideration payable for CPOs and ADSs in the Offer.

We have assumed, in all respects material to our analysis, that the the representations and warranties of the parties contained in the Recaptalization Agreement are true and correct. We have assumed with your consent that the definitive Offer to Purchase will conform to the draft reviewed by us in all material respects. Except for our conclusion stated below, we express no view or opinion as to any terms or aspects of the Offer, the Recapitalization or the Plan of Reorganization, including, without limitation, the form or structure of the Offer or any agreements or arrangements entered into in connection with, or contemplated by, the Offer or the Plan. This letter does not address any legal, tax, regulatory or accounting matters.

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Board of Directors
Maxcom Telecomunicaciones, S.A.B. de C.V.

Lazard is acting as financial advisor to the Company in connection with the Plan of Reorganziation and will receive a fee for such services, including (i) a restructuring fee, a refundable 50% which has become payable to Lazard and the remainder of which will become payable (and the initial 50% of which will become non-refundable) upon consummation of the reorganization contemplated by the Plan of Reorganization, (ii) a non-refundable fee payable upon the delivery of this letter, which will be credited against the restructuring fee, and (iii) a non-refundable monthly retainer fee, a portion of which fee will be credited against the payment of the restructuring fee. Lazard may also receive additional or alternate fees in connection with certain sale transactions involving the sale of a minority of the Company’s assets or a minority of the equity securities or voting interests in the Company, and in connection with certain financing transactions. In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Ventura Capital and certain of their respective affiliates.

Our engagement and the conclusion expressed herein are for the benefit of the Board (in its capacity as such) and our conclusion expressed herein is rendered to the Board in connection with its evaluation of the Offer. Our conclusion expressed herein is not intended to and does not constitute a recommendation to any holder of Company Shares as to whether such holder should tender Company Shares in the Offer or how such stockholder should act with respect to the Offer or the Plan of Reorganization or any matter relating thereto. This letter may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this letter in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to the holders of Company Shares in connection with the Offer; provided, however, that all references to us or this letter in any such document and the description or inclusion of this letter therein shall be subject to our prior consent with respect to form and substance.

Based on and subject to the foregoing, we confirm that, as of the date hereof, the Consideration to be paid to holders of Company Shares pursuant to the Offer is within the range of Common Share values resulting from our valuation analysis.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Anne E. Hamilton
Anne E. Hamilton
Managing Director

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CONVENIO MODIFICATORIO AL CONVENIO DE CONFIDENCIALIDAD QUE CELEBRAN POR UNA PARTE MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V, (EN LO SUCESIVO "MAXCOM”), REPRESENTADO POR EL SEÑOR GONZALO ALARCON ITURBIDE Y POR LA OTRA PARTE, VENTURA CAPITAL PRIVADO, S,A. DE C.Y., (EN LO SUCESIVO "VENTURA"), REPRESENTADA EN ESTE ACTO POR EL SR. JAVIER MOLINAR HORCASITAS. EN SU CARÁCTER DE APODERADO LEGAL, AL TENOR DE LAS DECLARACIONES Y CLÁUSULAS SIGUIENTES;	AMENDMENT AGREEMENT TO THE CONFIDENTIALITY AGREEMENT, ENTERED BETWEEN MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. (HEREINAFTER “MAXCOM”), HEREIN REPRESENTED BY MR. GONZALO ALARCON ITURBIDE, AND VENTURA CAPITAL PRIVADO, S.A. DE C.V. (HEREINAFTER “VENTURA”), HEREIN REPRESENTED BY ITS LEGAL REPRESENTATIVE MR. JAVIER MOLINAR HORCASITAS, UNDER THE FOLLOWING RECITALS AND CLAUSES:

D E C L A R A C I O N E S	R E C I T A L S

Declaran las partes a través de sus representantes que:	Both Parties recite through their legal representatives, that:

a) Con fecha 11 de julio de 2012, las Partes celebraron un Convenio (en lo sucesivo el “Convenio de Confidencialidad”).	a) On July 11, 2012 both Parties entered into an Agreement (hereinafter “Confidentiality Agreement”).

b) Sus representantes cuentan con facultades suficientes para celebrar el presente Convenio Modificatorio (el “Convenio Modificatorio”).	b) Their representatives have enough authority to execute this Amendment Agreement (the “Amendment Agreement”).

c) VENTURA actúa y ha actuado a nombre propio y por cuenta y orden de Javier Molinar Horcasias y Enrique Castillo Sánchez Mejorada.	c) VENTURA acts and has been acting in its own name and behalf and as instructed by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada.

d) Los términos iniciados con mayúscula, que no se encuentren definidos en el presente Convenio tendrán el significado que les asigna el Convenio de Confidencialidad, el cual forma parte integrante del mismo.	d) Capitalized terms which are not defined on this Amendment Agreement, shall have the meaning established under the Confidentiality Agreement which is part of the same.

e) Están de acuerdo que el presente Convenio se rija por las Declaraciones precedentes y por las siguientes:	e) They agree that this Agreement shall be subject to the foregoing Recitals and the following:

C L A U S U L A S	C L A U S E S

PRIMERA. Las partes en este acto acuerdan modificar la Cláusula Sexta del Convenio de Confidencialidad para que a partir de esta fecha quede redactado como sigue:	FIRST. The parties agree to modify Clause Sixth of the Confidentiality Agreement, so that it now reads as follows:

"SEXTA. La vigencia del presente Convenio será de 2 (dos) años contados a partir de la fecha de su firma.	“SIXTH. The term of this Agreement shall be of 2(two) years as from the date of its signature.

No obstante lo establecido en el párrafo anterior, a petición expresa de la Parte Emisora de la INFORMACIÓN CONFIDENCIAL, la Parte Receptora se obliga a devolver el original y todas las copias de la INFORMACIÓN CONFIDENCIAL a la Parte Emisora, o a certificar por escrito, si es requerido por la Parte Emisora de la INFORMACIÓN CONFIDENCIAL, que se han destruido todas las copias de la INFORMACIÓN CONFIDENCIAL si ese fuera el caso”	Notwithstanding the previous paragraph, upon the express request of the Issuing Party of the CONFIDENTIAL INFORMATION, the Receiving Party shall return the original and all copies made of the CONFIDENTIAL INFORMATION to the Issuing Party, or to certify in writing, if so requested by the Issuing Party of the CONFIDENTIAL INFORMATION, that all the copies of the CONFIDENTIAL INFORMATION had been destroyed, if applicable”

SEGUNDA. Para todo lo relativo a cualquier tipo de aviso o notificación en relación con el presente Convenio, las partes señalan como sus domicilios convencionales los que se mencionan en el Convenio de Confidencialidad,	SECOND. For the effects of any written notice or notification regarding this Agreement, the parties appoint as their conventional domiciles those listed under the Confidentiality Agreement.

TERCERA.- Salvo por las modificaciones señaladas en el presente Convenio, el Convenio de Confidencialidad permanecerá vigente en sus términos, conservando toda su fuerza y valor legal en todo lo que no se oponga al presente Convenio.	THIRD.- Except for the amendments contained under this Agreement, the Confidential Agreement shall remain in effect in all its terms, and shall maintain its strength an legal validity with respect to anything that is not against this Agreement.

Por lo anterior, la celebración del presente Convenio no constituye novación alguna al Convenio de Confidencialidad.	Therefore, the execution of this Agreement does not constitute a novation of the Confidentiality Agreement.

CUARTA. Para la interpretación, cumplimiento y ejecución del presente Convenio, las partes se someten expresamente a las leyes aplicables y Tribunales competentes de la ciudad de México, Distrito Federal, renunciando desde ahora a cualquier otro fuero que por razón, de domicilio o cualesquier otra causa pudieren invocar.	FOURTH. For the interpretation, compliance and execution of this Agreement, the parties expressly become subject to the applicable laws and competent Courts located in the Federal District, Mexico, herein waving any other forum to which they may be entitled because of their domicile or any other cause they might plea.

Leído como fue este contrato por las partes contratantes y debidamente enterados de su contenido y alcance legal, lo firman de conformidad por duplicado el 20 de junio de 2013.	Upon reading this agreement the parties acknowledge its content and legal extent, and they both execute it in two counterparts on June 20, 2013.

Maxcom Telecomunicaciones, S.A.B. de C.V.	Ventura Capital Privado, S.A. de C.V.

[illegible signature]	[illegible signature]
_________________________	____________________________
Represented herein by	Represented herein by
Gonzalo Alarcon Iturbide	Javier Molinar Horcasitas

English Translation (for information purposes only) of the Execution Version amendment AGREEMENT

BY AND BETWEEN

BAS CAPITAL FUNDING CORPORATION

BANKAMERICA INVESTMENT CORPORATION

NEXUS-MAXCOM HOLDINGS I, LLC

BASCFC-MAXCOM HOLDINGS I, LLC

FLEET GROWTH RESOURCES, INC.

EDUARDO VÁZQUEZ ARROYO CARSTENS

GABRIEL AGUSTIN VÁZQUEZ ARROYO CARSTENS

ALINA GEORGINA CARSTENS MARTINEZ;

VENTURA CAPITAL PRIVADO, S.A. DE C.V.; AND

BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO

July 3, 2013

AMENDMENT AGREEMENT (this “Agreement”), dated as of July 3, 2013, between BAS Capital Funding Corporation, BankAmerica Investment Corporation, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holdings I, LLC, Fleet Growth Resources, Inc., Eduardo Vázquez Arroyo Carstens, Gabriel Agustin Vázquez Arroyo Carstens, and Alina Georgina Carstens Martinez, in their capacities as Principals (collectively the ““A” Principals”), Ventura Capital Privado, S.A. de C.V., (“Ventura” or “B Principal”), and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero as agent and depository (“Invex” or the “Agent”); the “A” Principals, Ventura and the Agent, collectively the “Parties”.

WITNESSETH

WHEREAS, the “A” Principals, Ventura and Invex entered into an escrow agreement dated January 11, 2013 (the “Escrow Agreement”);

WHEREAS, the Principals intend to amend and restate the applicable Agreements to Tender dated December 4, 2012 and Maxcom and Venture intend entered into a Recapitalization Agreement to be dated as of the date hereof in order for, among other things, Ventura to continue to pursue the acquisition (jointly with other parties) of up to 100% of the shares representing the capital stock of Maxcom, and as a condition and inducement to the willingness of the parties to enter into the Recapitalization Agreement and to amend and restate the Agreements to Tender, the parties desire the Escrow Agreement to continue as modified pursuant to, and for the term set forth in, this Agreement.

WHEREAS, Maxcom intends to undertake a restructuring (the “Restructuring”) that implements and is otherwise consistent in form and substance with the joint chapter 11 plan of reorganization attached hereto as Exhibit 1 hereto (including all exhibits and supplements thereto, and as amended, supplemented or otherwise modified from time to time) (the “Plan”) and is consistent in all respects with the Description of the Step-Up Senior Notes attached hereto as Exhibit 2 by commencing voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101—1532, in the United States Bankruptcy Court for the District of Delaware.

NOW, THEREFORE, in consideration of the representations and warranties herein contained, the parties hereto agree as follows.

ARTICLE I
Definitions

Terms used but not defined herein will have the meaning assigned to such terms under the Escrow Agreement.

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ARTICLE II
amendment

Section 2.1           Amendment to the Escrow Agreement. The Escrow Agreement is hereby amended as follows:

(a)          By modifying insert (d) of Section First to read as follows:

“FIRST. CONFERRAL OF AGENCY; APPOINTMENT OF AGENT AND DEPOSIT

…

(d) Deposit of “B” Principal.

The “B” Principal does hereby instruct the Agent to create with Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, acting as Depositary, a deposit, subject to the terms and conditions of this Agreement, of $32,175,000 (thirty two million one hundred and seventy five thousand pesos 00/100 national currency) (the “Deposited Cash” or the “Contractual Penalty”, without distinguishing between them).”

As a result of the amendment above, the Agent shall, within 5 business days following the execution of the Agreement, transfer to the account indicated in writing by Ventura, the amount of $32,825,000 (thirty two million eight hundred and twenty five thousand pesos 00/100 national currency).

(b)          By adding insert (f) of Section Second to read as follows:

“SECOND. PURPOSES OF THE AGENCY.

The Deposited Shares and the Deposited Cash shall be released as follows:

…

(f) Notwithstanding anything to the contrary contained in this Agreement, Parties hereby accept and recognize that the Agent shall make no transfer or payment to the “A” Principals in consideration for the amount of Deposited Shares which were transferred by each of them pursuant the terms of this Agreement until the sixth business day following the day on which the Plan becomes effective (the “Effective Date”), and after complying with the following:

(i) within 5 (five) business days after the Effective Date, Maxcom shall furnish written notice (the “Restructuring Cost Notice”) to the Agent informing the Agent of the total amount of professional fees and expenses that Maxcom reasonably believes have been incurred by Maxcom with respect to its lead restructuring counsel from the period between May 1, 2013 and the Effective Date (the “Restructuring Cost”).

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(ii) Upon receipt of the Restructuring Cost Notice, to the extent the Restructuring Cost exceeds USD$3,000,000 (such excess, the “Restructuring Cost Excess”), the Agent shall divide the Restructuring Cost Excess by the number that equals 100% (one hundred percent) of the shares of Maxcom’s capital stock outstanding immediately prior to the closing of the Public Offer (the “Unitary Proportional Cost”).

(iii) Immediately after obtaining the Unitary Proportional Cost, Agent shall multiply the Unitary Proportional Cost by the number of Deposited Shares set forth opposite an “A” Principal’s name on Exhibit 1, and the result shall be deducted from the proportional part of Deposited Cash to be received by each “A” Principal in consideration for the transfer of the Deposited Shares.

(iv) If the Agent does not receive the Restructuring Cost Notice within 5 (five) business days after the Effective Date the Agent shall, on the next proceeding business day, pay to the “A” Principals the consideration for their respective Deposited Shares without reduction for Restructuring Costs.

(v) Finally any and all amounts which were deducted from the payments to be received by the “A” Principals shall be transferred by the Agent in benefit of the “B” Principal to an account specified in writing.

(c)          By modifying insert (a)(iii) of Section Third to read as follows:

“THIRD.	ASSETS.

(a)  Assets. The assets under the administration of this Agency shall be composed of:

  i.    …;

 ii.    …; and

iii.    the Deposited Cash, which at no time may be less than $32,175,000 (thirty two million one hundred and seventy five thousand pesos 00/100 national currency) and the yield, if any, it may earn.”

(d) By modifying the second paragraph of Section Ninth to read as follows:

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“NINTH.- EFFECTIVE PERIOD AND TERMINATION

…

Further, this Agreement shall automatically terminate upon the earlier of (i) such time as the Recapitalization Agreement is terminated, (ii) consummation of the transactions contemplated by the Recapitalization Agreement or (iii) October 31, 2013. Upon termination of this agreement, to the extent the Deposited Shares and Deposited Cash have not previously been distributed in accordance with Clause 2, the Agent shall, within one Business Day after the termination, (i) cause the Deposited Shares set forth opposite an “A” Principal’s name on Exhibit 1 hereto to be transferred to an account specified by such “A” Principal and (ii) cause the Deposited Cash to be transferred to an account specified by the “B” Principal.”

(e)          By deleting the definitions of “Recapitalization Agreement”, “Agreements to Tender” and “Public Offer” contained in Section Eighteenth in their entirety and adding in lieu thereof the following:

“EIGHTEENTH.- DEFINITIONS.

…

Recapitalization Agreement:	the Recapitalization Agreement dated as of the date hereof among “B” Principal and Maxcom and the other parties thereto, with respect to, among other things, the Public Offer.

Agreements to Tender:	the agreements to tender dated December 4, 2012 entered into between (i) each of BAS Capital Funding Corporation, BankAmerica Investment Corporation, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holdings I, LLC, Fleet Growth Resources (as selling shareholders) and Ventura Capital Privado, S.A. de C.V. as offeror; and (ii) Gabriel Agustín Vázquez Arroyo Carstens, Eduardo Vázquez Arroyo Carstens and Alina Georgina Carstens Martínez (as selling shareholders) and Ventura Capital Privado, S.A. de C.V. as offeror, as amended and restated in each case by agreements dated as of the date hereof.

Public Offer:	the mandatory tender offer that Ventura, Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States as trustee under Trust 1387, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, either jointly or separately, propose to make to acquire up to 100% (one hundred percent) of the Shares, including the Deposited Shares in accordance with the terms and conditions of the Recapitalization Agreement.”

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ARTICLE III
Representations and Warranties

I. ”A” Principals.

a.	Gabriel Agustín Vázquez Arroyo Carstens, Eduardo Vázquez Arroyo Carstens, and Alina Georgina Carstens Martínez (hereafter, collectively, “Grupo VAC”), state, severally and not jointly, that they are a natural person with Mexican citizenship, and have sufficient capacity to enter into this Agreement.

b.	BAS Capital Funding Corporation states, severally and not jointly, that it is a corporation incorporated pursuant to the laws of the State of Delaware, United States of America.

c.	BankAmerica Investment Corporation states, severally and not jointly, that it is a corporation incorporated pursuant to the laws of the State of Delaware, United States of America.

d.	Nexus-Maxcom Holdings I, LLC, states, severally and not jointly, that it is a limited liability company organized pursuant to the laws of the State of Delaware, United States of America.

e.	BASCFC-Maxcom Holdings I, LLC, states, severally and not jointly, that it is a limited liability company organized pursuant to the laws of the State of Delaware, United States of America.

f.	Fleet Growth Resources, Inc. states, severally and not jointly, that it is a corporation incorporated pursuant to the laws of the State of Delaware, United States of America.

g.	Each of BAS Capital Funding Corporation, BankAmerica Investment Corporation, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holdings I, LLC, Fleet Growth Resources, Inc. state, severally and not jointly, with respect to itself that its legal representative has the power and authority necessary and sufficient to bind it in the terms set forth in this Agreement, and said power and authority have not been revoked, modified, or limited in any manner whatsoever effective as of the date hereof.

h.	Each of the “A” Principals states, severally and not jointly, that such “A” Principal does not require any approval or authorization to enter into this Agreement or to either perform or undertake the obligations such “A” Principal assumes under the terms of this Agreement, which are legal, valid and enforceable against such “A” Principal according to the terms provided herein.

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i.	Each of the “A” Principals states, severally and not jointly, that the execution and performance of this Agreement by such “A” Principal does not violate or constitute a default under (i) any covenant, contract, agreement, license, resolution or order to which such “A” Principal is party, or to which such “A” Principal or any of its assets are subject, or (ii) any law, regulation, circular, order or decree of any government entity or agency applicable to such “A” Principal.

j.	Each of the “A” Principals states, severally and not jointly, that it is such “A” Principal’s will to enter into this Agreement in order to amend the Escrow Agreement as provided herein.

II.          Ventura states through its representative that:

a.	It is a company legally organized pursuant to the laws of the Mexican Republic, according to Public Instrument Number 90,085, dated October 29, 1998, notarized and attested to by Mr. José Ángel Villalobos Magaña, Notary Public No. 9 in Mexico City, and recorded in the Public Registry of Property and Commerce of such city on November 12, 1998, under commerce file 242 763.

b.	Its representative has the authority necessary to bind it in the terms of this Agreement, according to Public Instrument Number 45,540, dated August 25, 2009, notarized and attested to by Mr. Erik Namur Campesino, Notary Public No. 94 in Mexico City, and recorded in the Public Registry of Property and Commerce of such city on November 12, 1998, under commerce file 242 763.

c.	It does not require any approval or authorization to enter into this Agreement or to either perform or undertake the obligations assumed by the “B” Principal in the terms of this Agreement, which are legal, valid and enforceable against it according to the terms provided herein.

d.	Execution and performance of this Agreement do not violate or constitute a default under (i) any covenant, contract, agreement, license, resolution or order to which it is party, or to which it or any of its assets is subject, or (ii) any law, regulation, circular, order or decree of any government entity or agency.

e.	It is its will to enter into this Agreement in order to amend the Escrow Agreement as provided herein.

III. The Agent states through its trust officers, that:

a.	It is a company legally organized pursuant to the laws of the Mexican Republic, according to Public Instrument Number 157,391, dated February 23, 1994, notarized and attested to by Mr. José Antonio Manzanero Escutia, Notary Public No. 138 for the Federal District, and recorded in the Public Registry of Property and Commerce for the Federal District under commercial folio 187,201.

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b.	Its representatives have the necessary authority to bind it in the terms of this Agreement, according to Public Instrument Number 16,517, dated February 21, 2007, notarized and attested to by Mr. José Antonio Manzanero Escutia, Notary Public No. 138 for the Federal District, and recorded in the Public Registry of Property and Commerce for the Federal District under commercial folio 187,201.

c.	It is its will to enter into this Agreement to amend the Escrow Agreement, as provided herein.

ARTICLE IV
Miscellaneous

Section 4.1           Expenses. Except as otherwise expressly set forth herein, each party hereto will bear its own costs and expenses incurred in connection with this Agreement.

Section 4.2           Survival and Entire Agreement.

(a) The parties expressly agree that all the terms and conditions of the Escrow Agreement not expressly amended or modified herein will continue in full force and effect.

(b) The execution of this Amendment Agreement shall not be considered to constitute a novation, payment, satisfaction or extinction of any of the obligations set forth in the Escrow Agreement. The abovementioned obligations shall remain in full force and effect, without amendment or modification, other than that expressly set forth and agreed to by the parties herein.

Section 4.3           Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

Section 4.4           Notices. All notices, requests, instructions, claims, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by overnight courier service, or by other messenger (or, if delivery is refused, upon presentment) or upon receipt by facsimile or email transmission, or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties hereto at the following addresses (or to such other persons or addresses as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth herein, provided that notice of any change of address shall be effective only upon receipt thereof):

To the “A” Principals:

To:

BAS Capital Funding Corporation

BankAmerica Investment Corporation

Nexus-Maxcom Holdings I, LLC

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BASCFC-Maxcom Holdings I, LLC

Fleet Growth Resources, Inc.:

135 South LaSalle Street

Chicago, Illinois 60603, USA

Attention. Jeffrey M. Atkins, Ileana Stone

To Eduardo Vázquez Arroyo Carstens, Gabriel Agustín Vázquez Arroyo Carstens y Alina Georgina Carstens Martínez:

Av. Manuel Ávila Camacho No. 1660

Col. Mezquitan Country

Guadalajara, Jalisco, México

C.P. 44260

Attention: Eduardo Vázquez Arroyo

To “B” Principal:

Ventura Capital Privado, S.A. de C.V.

Paseo de Tamarindos 400 B Piso 25

Colonia Bosques de las Lomas

C.P. 11520, México, Distrito Federal.

To the Agent:

BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO.

Torre Esmeralda I,

Boulevard Manuel Ávila Camacho, número 40, piso 7

Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo,

Código Postal 11000, México, Distrito Federal.

Attention: Ricardo Calderon Arroyo y/o Pedro Inquired Rueda.

Section 4.5           Governing Law; Jurisdiction. For all matters relating to interpretation and performance of this Agreement, the parties hereby submit, expressly and irrevocably, to the laws applicable in Mexico and to the jurisdiction of the competent courts of Mexico, Federal District, Mexico, and they therefore expressly and irrevocably waive any other jurisdiction that may correspond to them due to their present or future domiciles or for any other reason.

Section 4.6           Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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Section 4.7           Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

Section 4.8           Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. IN WITNESS WHEREOF, the parties listed below have executed this Agreement as of the date first above written.

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[Signature Page to Amendment Agreement]